Exhibit 99.1

                  CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL RECEIVES REQUISITION FROM DISSIDENT

SHAREHOLDER EUGENE MELNYK

TORONTO, Canada, Februrary 25, 2009 — Biovail Corporation (NYSE:BVF)(TSX:BVF) today announced that it has received a requisition from Eugene Melnyk and a company under his control, EM Holdings B.V. requesting that the Board of Directors call a meeting of shareholders to consider certain matters set out in such requisition.  The dissident shareholders are believed to hold sufficient shares of Biovail to be able to requisition a meeting under the Canada Business Corporations Act.  They have stated they are seeking to elect two nominees to Biovail’s Board of Directors and intend to propose several resolutions for consideration by Biovail shareholders.

Biovail remains committed to considering the views of its shareholders in accordance with the best practices of corporate governance.  The Biovail Board of Directors, eight out of ten of whom are independent, will consider the dissident requisition and respond appropriately in due course.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.